

Mail Stop 3720

February 5, 2009

**Via U.S. Mail and Fax**
Mr. Stephen Hamilton
Vice President - Finance
Lighting Science Group Corp.
2100 McKinney Avenue
Suite 1515
Dallas, TX 75201

> RE:   **Lighting Science Group Corp.**
> **Forms 10-K for the fiscal year ended December 31, 2007**
> **Filed March 31, 2008 and**
> **Forms 10-Q for the periods ended March 30, 2008 and June 30, 2008**
> **Filed May 14, 2008 and August 14, 2008, respectively**
> **File No. 0-20354**

Dear Mr. Hamilton:

We have reviewed your supplemental response letter dated January 15, 2009 as well as your filing and have the following comments.  As noted in our comment letter dated June 16, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2007

1.  We note your response to comment number 1.  As previously stated, in accordance with paragraph 22 of SFAS 141, the quoted market price of securities traded in the market is generally more clearly evident of fair value in determining the purchase price in a business combination.  In your case, we note that the shares of LSGS were actively traded in the over-the-counter market, and, therefore, we believe that the quoted market price is the most reliable indicator of fair market value of the issuer's outstanding shares at the date of acquisition.  Since you accounted for this transaction as a reverse acquisition, we continue to believe that the active market price of the outstanding shares of accounting acquiree, LSGC, at the acquisition date, is the appropriate determinant of the cost of the acquired entity.

2.  Please refer to Exhibit A of your response to comment 2.   It appears that the retroactively restated historical financial statements, should present the audited statement of stockholders' equity of accounting acquirer, LED Holdings, as of June 14, 2007 through December 31, 2007.  This restated statement of stockholders' equity should therefore begin with the equivalent number of shares issued by LED Holdings at inception on June 14, 2007.   Furthermore, you should report separately the equivalent number of shares issued by LED Holdings for cash subsequent to inception and the 5,778,363 common shares issued, in effect, on October 4, 2007 as consideration to the former owners of the accounting acquiree, LSGC.

Forms 10-Q for the Quarterly Periods Ended March 31, 2008 and June 30, 2008

3.  We note your response to comment number 3. In light of your stated difficulties in compiling financial statements for LED Effects and LED Holdings for the periods ending March 31, 2007 and June 30, 2007, we will not object to amended Form 10-Qs for the periods ending March 31, 2008 and June 30, 2008 with restated balance sheets, statements of operations, and statements of cash flows for the periods ending March 31, 2008 and June 30, 2008 with no comparative requisite financial statements for periods ending March 31, 2007 and June 30, 2007, along with full and comprehensive disclosures as to the reasons for the missing comparative periods and the financial statement revisions to correct the errors in those previously reported financial statements.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.  You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Joe Kempf, Senior Staff, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director